Exhibit 99.3

March 28, 2005

Adena T. Friedman

[Address]

Dear Adena:

As you may be aware, the Compensation Committee of the Board of Directors of The Nasdaq Stock Market, Inc. (“Nasdaq”) has recently approved a new policy to provide enhanced severance payments and benefits to all Nasdaq Executive Vice Presidents in the event of certain terminations of employment connected with a change in control of Nasdaq. This letter agreement sets forth your rights under the new policy.

Payments and benefits provided by this letter agreement are in lieu of any payments or benefits to which you may be entitled under any other Nasdaq severance program. Furthermore, this is not a contract of employment and nothing contained herein shall confer on you any right to be retained, in any position, as an employee, consultant or officer of Nasdaq or any of its affiliates (the “Companies”), and you shall remain an employee-at-will.

1.	Definitions. As used in this letter agreement, the following terms shall have the meanings set forth below:

(a)	“Board” means the Board of Directors of Nasdaq.

(b)	“Cause” means your (i) conviction of, or pleading nolo contendere to, a felony; (ii) conviction of, or pleading nolo contendere to any misdemeanor involving the purchase or sale of any security, mail or wire fraud, theft, embezzlement, moral turpitude or property of the Companies; (iii) material neglect of, willful misconduct in connection with, or breach of, your duties to the Companies as an employee, including, without limitation, your obligations to protect the confidentiality of material non public information that you have obtained in the course of your employment, as well as your obligations under The Nasdaq Code of Conduct, as may be amended from time to time.

(c)	“Change in Control” means the first to occur of any one of the following events:

(i)	any “Person,” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (other than (A) Nasdaq, (B) any Person who becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of Nasdaq’s then outstanding securities eligible to vote in the election of the Board (“Voting Securities”) as a result of a reduction in the number of Voting Securities outstanding due to the repurchase of Voting Securities by Nasdaq unless and until such Person, after becoming aware that such Person has become the beneficial owner of more than 50% of the then outstanding Voting Securities, acquires beneficial ownership of additional Voting Securities representing 1% or more of the Voting Securities then outstanding, (C) any trustee or other fiduciary holding securities under an employee benefit plan of Nasdaq, (D) any entity owned, directly or indirectly, by the stockholders of Nasdaq in substantially the same proportions as their ownership of Voting Securities, and (E) the National Association of Securities Dealers, Inc. or its affiliates or subsidiaries (collectively “NASD”)), is or becomes the beneficial owner, directly or indirectly, of more than 50% of the Voting Securities (not including any securities acquired directly (or through an underwriter) from Nasdaq or the Companies);

(ii)	the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, on the date hereof, were members of the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of Nasdaq) whose appointment or election by the Board or nomination for election by Nasdaq’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended;

(iii)	there is consummated a merger or consolidation of Nasdaq with any other corporation or entity or Nasdaq issues Voting Securities in connection with a merger or consolidation of any direct or indirect subsidiary of Nasdaq with any other corporation, other than (A) a merger or consolidation that would result in the Voting Securities outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving or parent entity) more than 50% of Nasdaq’s then outstanding Voting Securities or more than 50% of the combined voting power of such surviving or parent entity outstanding immediately after such merger or consolidation or (B) a merger or consolidation effected to implement a recapitalization of Nasdaq (or similar transaction) in which no Person, directly or indirectly, acquired more than 50% of Nasdaq’s then outstanding Voting Securities (not including any securities acquired directly (or through an underwriter) from Nasdaq or the Companies); or

(iv)	the consummation of a plan of complete liquidation of Nasdaq or the consummation of an agreement for the sale or disposition by Nasdaq of all or substantially all of Nasdaq’s assets (or any transaction having a similar effect), other than a sale or disposition by Nasdaq of all or substantially all of Nasdaq’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned directly or indirectly by stockholders of Nasdaq in substantially the same proportions as their ownership of Nasdaq immediately prior to such sale.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (i) as a result of the redemption of Series B Preferred Stock of Nasdaq held by NASD upon the Securities Exchange Commission’s approval of Nasdaq’s application for registration as a national securities exchange pursuant to Section 19(a) of the Exchange Act or (ii) any other transaction or event which causes the reduction in the Voting Securities held by the NASD below 50% which would not otherwise constitute a Change in Control pursuant to clauses (i) through (iv) above.

(d)	“Disability” shall mean a disability that would qualify as such under Nasdaq’s long term disability plan applicable to you at the time of your termination.

(e)	“Good Reason” means, without your express consent, Nasdaq’s material reduction of your position, duties or authority as they existed immediately prior to a Change in Control.

(f)	“Qualifying Termination” means a termination of your employment (i) by Nasdaq other than for Cause or (ii) by you for Good Reason. Termination of your employment on account of death, Disability or Retirement shall not be treated as a Qualifying Termination.

(g)	“Retirement” means your voluntary termination of employment at a time when you would be eligible to begin receiving benefits under The National Association of Securities Dealers, Inc. Employees’ Retirement Plan (the “Retirement Plan”).

2.	Payments Upon Termination of Employment following a Change in Control. If, within the period beginning on a Change in Control and ending one (1) year following such Change in Control, your employment with Nasdaq terminates pursuant to a Qualifying Termination, then contingent upon your execution of a release in favor of the Companies substantially in the form annexed hereto as Exhibit A, you shall be entitled to the following payments and benefits:

(a)	Severance. On the first day of the seventh (7th) month following your Qualifying Termination, Nasdaq shall pay you a lump sum cash payment equal to 50% of your annual salary at the rate in effect on the date of your Qualifying Termination. In addition, beginning on the first day of the seventh (7th) month following your Qualifying Termination, Nasdaq shall begin making biweekly payments to you in accordance with Nasdaq’s regular payroll practices at your rate of annual salary as in effect on the date of your Qualifying Termination and these payments shall continue for a period of eighteen (18) months thereafter.

(b)	Incentive Compensation. Notwithstanding any provision of The Nasdaq Stock Market, Inc. Executive Corporate Incentive Plan (the “Incentive Plan”) to the contrary, Nasdaq shall pay you on the first day of the seventh (7th) month following your Qualifying Termination a lump sum cash payment equal to the sum of (i) any unpaid “Award” (as that term is defined in the Incentive Plan) which has been allocated or awarded to you for a completed “Plan Year” (as that term is defined in the Incentive Plan), and (ii) 100% of your “Individual Target Award” (as that term is defined in the Incentive Plan) for the Plan Year in which your Qualifying Termination occurs, or if such Individual Target Award has not yet been established for such Plan Year, 100% of your Individual Target Award for the Plan Year prior to the year in which the Qualifying Termination occurs.

(c)	Equity Compensation. As set forth in The Nasdaq Stock Market, Inc. Equity Incentive Plan (“Equity Plan”), as may be amended,

all of your outstanding options which have not vested as of the date of your Qualifying Termination shall become immediately vested and remain exercisable for the longer of the period provided in the applicable award agreement pursuant to which such options were granted or ninety (90) days, but in no event beyond the Expiration Date of such option. Similarly, all outstanding restricted stock awards shall become immediately vested and nonforfeitable. Other than as provided in this Section 2(c), options and restricted stock awards shall continue to be subject to the applicable terms of the Equity Plan and the agreements pursuant to which they were granted.

(d)	Health and Welfare Benefits.

(i)	Provided that you timely elect continuation coverage (as defined in the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”)) under Nasdaq’s medical and dental plans as in effect at the time of your Qualifying Termination, Nasdaq shall pay all COBRA premiums for you and your dependents under such plans (or any successor plans) until the earliest of (x) the termination of your COBRA continuation coverage period, (y) the end of the 24th month following the date of your Qualifying Termination, or (z) the date you secure subsequent employment with comparable medical and dental coverage.

(ii)	Nasdaq shall continue to provide you, for 24 months following your Qualifying Termination, with the same level of accident (AD&D) and life insurance benefits upon substantially the same terms and conditions (including contributions required by you for such benefits) as existed immediately prior to the date of your Qualifying Termination (or, if more favorable to you, as such benefits and terms and conditions existed immediately prior to the Change in Control).

(e)	Retirement Benefits. Your vested accrued benefits under the Retirement Plan and The Nasdaq Stock Market, Inc. Supplemental Executive Retirement Plan (the “SERP”) shall be distributed in the time, form and manner as you elect pursuant to the applicable provisions of such plans.

(f)	Outplacement Services. Nasdaq shall provide you with outplacement services suitable to your position for a period of 12 months following your Qualifying Termination or, if earlier, until your first acceptance of an offer of employment.

3.	Payments Upon Termination of Employment in Anticipation of a Change in Control. If (i) your employment is terminated during the 180 day period immediately prior to a Change in Control under circumstances that would have constituted a Qualifying Termination if they had occurred following a Change in Control; (ii) you reasonably demonstrate that such termination (or Good Reason event) was at the request of a third party who had indicated an intention or taken steps reasonably calculated to effect a Change in Control; and (iii) a Change in Control involving such third party (or a party competing with such third party to effectuate a Change in Control) does occur (“Anticipatory Termination”), then, contingent upon your execution of a release substantially in the form annexed hereto as Exhibit A in favor of the Companies, you shall be entitled to the payments and benefits set forth in this Section 3.

Notwithstanding the foregoing, if you are terminated by Nasdaq without Cause, and such termination is not an Anticipatory Termination or does not occur within the 12 months following a Change in Control, then Nasdaq’s regular severance policy (“Regular Severance Policy”), including health benefit continuation, shall apply in lieu of this Section 3. If any such termination is later deemed an Anticipatory Termination, the terms of this Section 3 shall apply, but the payments and benefits provided in this Section 3 shall be offset and reduced for any payments or benefits you have already received under the Regular Severance Policy.

(a)	Severance. On the later of (i) the Change in Control occurring after your Anticipatory Termination, and (ii) the first day of the seventh (7th) month following your Anticipatory Termination, Nasdaq shall pay you a lump sum cash payment equal to 50% of your annual salary at the rate in effect on the date of your Anticipatory Termination. In addition, beginning on the later of (i) the first day of the seventh (7th) month following your Anticipatory Termination or (ii) the Change in Control, Nasdaq shall begin making biweekly payments to you in accordance with Nasdaq’s regular payroll practices at your rate of annual salary as in effect on the date of your Anticipatory Termination and these payments shall continue for a period of eighteen (18) months thereafter.

(b)	Incentive Compensation. Notwithstanding any provision of the Incentive Plan to the contrary, Nasdaq shall pay you no later than the later of (i) the first day of the seventh (7th) month following your Anticipatory Termination or (ii) the Change in Control a lump sum cash payment equal to the sum of (i) any unpaid Award which has been allocated or awarded to you for a completed Plan Year and (ii) 100% of your Individual Target Award for the Plan Year in which your Anticipatory Termination occurs, or if such Individual Target Award has not yet been established for such Plan Year, 100% of your Individual Target Award for the Plan Year prior to the year in which the Anticipatory Termination occurs.

(c)	Equity Compensation. Your stock options and restricted stock awards under the Equity Plan shall be governed by the Equity Plan and the applicable terms of the agreements pursuant to which they were granted.

(d)	Health and Welfare Benefits.

(i)	Provided that you timely elect COBRA continuation coverage under Nasdaq’s medical and dental plans as in effect at the time of your Anticipatory Termination, Nasdaq shall pay all COBRA premiums for you and your dependents under such plans (or any successor plans) until the earliest of (x) the termination of your COBRA continuation coverage period, (y) the end of the 24th month following the date of your Anticipatory Termination, or (z) the date you secure subsequent employment with comparable medical and dental coverage.

(ii)	Nasdaq shall continue to provide you, for 24 months following your Anticipatory Termination, with the same level of accident (AD&D) and life insurance benefits upon substantially the same terms and conditions (including contributions required by you for such benefits) as existed immediately prior to the date of your Anticipatory Termination (or, if more favorable to you, as such benefits and terms and conditions existed immediately prior to the Change in Control).

(e)	Retirement Benefits. Your accrued vested benefits under the Retirement Plan and the SERP shall be distributed in the time, form and manner as you elect pursuant to the applicable provisions of such plans.

(f)	Outplacement Services. Nasdaq shall provide you with outplacement services suitable to your position for a period of 12 months following your Anticipatory Termination or, if earlier, until your first acceptance of an offer of employment.

4.	Withholding Taxes. Nasdaq may withhold from all payments or benefits due to you hereunder or under any other plan or arrangement of the Companies all taxes which, by applicable federal, state, local or other law, Nasdaq determines it is required to withhold therefrom.

5.	Parachute Payment Taxes. It is the intention of both you and of the Companies that no payments by Nasdaq to or for the benefit of you under this letter agreement or any other agreement or plan, if any, pursuant to which you are entitled to receive payments or benefits shall be nondeductible to Nasdaq by reason of the operation of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) relating to parachute payments or be subject to an excise tax by reason of Section 4999 of the Code. Accordingly, and notwithstanding any other provision of this letter agreement or any such agreement or plan, if by reason of the operation of said Section 280G, any such payments or benefits exceed the amount which can be deducted by Nasdaq, such payments or benefits shall be reduced to the maximum amount which can be deducted by Nasdaq. To the extent that there is more than one method of reducing the payments or benefits to bring them within the limitations of said Section 280G, Nasdaq shall determine which method shall be followed.

6.	Covenants. As a condition precedent to and in consideration of your receipt of the payments and benefits set forth above:

(a)	You agree to return all property of the Companies to your manager. This includes (i) all documents, data, materials, details, and copies thereof in any form (electronic or hard copy) that are the property of the Companies or were created using the Companies resources or during any hours worked for the Companies including, without limitation, any data referred to in Section 6(e) and (ii) all other property of the Companies including, without limitation, all computer equipment, and associated passwords, property passes, keys, hardware keys, credit cards, and identification badges.

(b)	You agree that you shall not directly recruit or solicit any current employee of the Companies to leave the employ of the Companies for one year following the date of your Qualifying Termination or Anticipatory Termination, as applicable. The term “directly” as used in this Section 6(b) shall mean that you shall not initiate such discussions with a current employee of the Companies.

(c)	You agree to cooperate with the Companies and to provide all information that the Companies may hereafter reasonably request with respect to any matter involving your present or former relationship with the Companies, the work you have performed, or present or former employees of the Companies so long as such requests do not unreasonably interfere with any other job or important personal activity in which you are engaged. Nasdaq agrees to reimburse you for all reasonable out-of-pocket costs you incur in connection therewith.

(d)	You agree that, with regard to all confidential technical, business, tax, financial or proprietary knowledge and information you have obtained while employed by any of the Companies (“Proprietary Information”), you will not at any time disclose any such Proprietary Information to any person, firm, corporation, association, governmental agency, employee, or entity or use any such Proprietary Information for your own benefit or for the benefit of any other person, firm, corporation or other entity, except the Companies and except as may be required by court order or subpoena. You agree to notify the Nasdaq Office of General Counsel at the address noted above as soon as practicable after your receipt of such a court order or subpoena. For purposes of this letter agreement, the term “Proprietary Information” does not include information that is in the public domain. For purposes of this letter agreement, the term “Proprietary Information” shall include, but not be limited to, non-public aspects of all information about or relating to the Companies which:

(i)	relates to specific matters such as trade secrets, pricing and advertising techniques or strategies, research and development activities, software development, market development, exchange registration, the Companies’ costs, expenses, human resources or other employment issues, matters relating to pending litigation, any matters pertaining to pending, past or future mergers, studies, market penetration plans, listing retention plans and strategies, marketing plans and strategies, financial information, communication and/or public relations products, plans, programs, and strategies, financial formulas and methods relating to the Companies’ business, computer software programs, accounting policies and practices, tax information, information from and about tax returns, tax strategies, policies and methods, and all strategic plans or other matters, strategies, and financial or operating information pertaining to clients, lenders, customers, counsel, or transactions as they may exist from time to time which you may have acquired or obtained directly or indirectly by virtue of your employment with any of the Companies; and/or,

(ii)	is known to you from your confidential employment relationship with the Companies.

The information described above shall be presumed to constitute “Proprietary Information,” except to the extent that the same information: (i) was known to you prior to your employment with the Companies as evidenced by written records in your possession prior to such disclosure; (ii) was lawfully disclosed to you following the end of your employment with the Companies by a third party under no obligation of confidentiality; and (iii) is generally known and available to all persons in the securities industry.

(e)	You agree that you shall not issue, circulate, publish or utter any false or disparaging, statement, remarks, opinions or rumors about Nasdaq or its shareholders or any of the Companies unless giving truthful testimony under subpoena or court order. Notwithstanding the preceding or any other provision of this letter agreement to the contrary, you may provide truthful information to any governmental agency or self-regulatory organization with or without subpoena or court order. With the exception of communications made in a private corporate communication as an employee or consultant with regard to a listing decision of your employer or your consulting client, you agree that public communications regarding a preference for listing a security on a market other than Nasdaq, that the quality of Nasdaq as a securities market is in any way inferior to any other securities market or exchange, and/or that the regulatory efforts and programs of Nasdaq or the NASD are or have been lax in any way, are specifically defined as disparaging and will constitute a material breach of this letter agreement by you. Notwithstanding the foregoing, nothing in this Section 6(e) shall prevent you from making good faith, factual and truthful statements related to listing on Nasdaq as long as your statements are not based on Proprietary Information.

(f)	You agree that for one year following the date of your Qualifying Termination or Anticipatory Termination, as applicable, you will not, directly or indirectly, (i) engage in any “Competitive Business” (as defined below) for your own account, (ii) enter the employ of, or render any services to, any person engaged in a Competitive Business, (iii) acquire a financial interest in, or otherwise become actively involved with, any person engaged in a Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant, or (iv) interfere with business relationships (whether formed before or after the date of this letter agreement) between Nasdaq and customers or suppliers of Nasdaq. For purposes of this letter agreement, “Competitive Business” shall mean (x) any national securities exchange registered with the Securities and Exchange Commission, (y) any electronic communications network or (z) any other entity that engages in substantially the same business as Nasdaq, in each case in North America or in any other location in which Nasdaq operates.

7.	Breach of Agreement. If you materially breach or threaten to materially breach this letter agreement, including but not limited to your obligations in Section 6, above and/or commence a suit or action or complaint in contravention of the release attached as Exhibit A, you acknowledge that the Companies’ obligation to make the payments and/or provide the benefits referred to above shall immediately cease, and that the Companies shall have, in addition to all other rights or remedies provided in law or in equity by reason of your material breach, the right to seek the return of all payments and benefits paid pursuant to this letter agreement unless prohibited by applicable law or regulation. You specifically agree and acknowledge that the Companies, after affording you reasonable, written notice of the material breach or threatened material breach of this letter agreement and of the reasonable opportunity to cure, has the right to cease performing their obligations under this letter agreement in advance of any determination of material breach by a court of competent jurisdiction. If the Companies cease performing their obligations due to such material breach or threatened material breach and a court of competent jurisdiction later determines that such action was without right, the Companies agree to pay you all monies thus withheld plus simple interest at the prime rate in effect at the time the payments ceased and your reasonable costs and expenses incurred in such action (including attorney fees) and you agree to accept this as your exclusive remedy therefor. If the Companies cease performing their obligations due to such material breach or threatened material breach and a court of competent jurisdiction later determines that a breach occurred and that such action was thus appropriate and permitted under this letter agreement, you agree to pay, in addition to such other costs as the court may direct, all of the Companies’ reasonable costs and expenses, including attorney’s fees, unless prohibited by applicable law or regulation.

8.	Binding Agreement; Successors. This letter agreement shall not be terminated by any Change in Control. In the event of any Change in Control, the provisions of this letter agreement shall be binding upon the surviving corporation, and such surviving corporation shall be treated as Nasdaq hereunder. This letter agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you die while any amounts would be payable to you hereunder had you continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this letter agreement to such person or persons appointed in writing by you to receive such amounts or, if no person is so appointed, to your estate.

9.	Governing Law and Miscellaneous. The law of the State of New York shall govern this letter agreement without giving effect to its conflict of law principles. Should a court of competent jurisdiction find that any provision of this letter agreement is void, voidable, illegal, or unenforceable, no other provision shall be affected thereby and the balance shall be interpreted in a manner that gives effect to the intent of the parties. The parties agree that the normal rule of construction that holds that all ambiguities are construed against the drafting party will not apply to the interpretation of this letter agreement. You and Nasdaq acknowledge that this, along with the release attached as Exhibit A, and any award agreements you entered into under the Equity Plan, is our entire agreement. We further acknowledge that the headings in this letter agreement are for convenience only and have no bearing on the meaning of this letter agreement.

This letter, effective as of March 28, 2005, supercedes all prior agreements between the parties with respect to the subject matter contained herein. Please sign and date this letter agreement and return the signed copy to: Rosemary Albergo, One Liberty Plaza, 49th Floor, New York, NY 10006.

Sincerely,

/s/ Robert Greifeld

Robert Greifeld

President & Chief Executive Officer

Agreed and Acknowledged:

/s/ Adena T. Friedman
Adena T. Friedman

5/4/05
Date

EXHIBIT A

GENERAL EXECUTIVE RELEASE AND WAIVER

Reference is made to that certain Change in Control Severance Agreement (the “CIC Agreement”) entered into as of March 28, 2005, by and between The Nasdaq Stock Market, Inc. (“Nasdaq”) and you. Capitalized terms not defined herein shall have the meaning ascribed to such terms in the CIC Agreement.

FOR GOOD AND VALUABLE CONSIDERATION, as set forth in the CIC Agreement (which is incorporated herein by reference as if set forth fully herein and made a part hereof), the receipt, sufficiency and adequacy of which is hereby acknowledged by your signature below, you agree as follows:

1.	Acknowledgment and Release. You hereby accept the separation package provided under the CIC Agreement and hereby release, discharge, and agree to hold harmless the Companies, their predecessors, successors, their boards of directors and their members, employees, officers, parent, shareholders, employee benefit plans and their Plan Administrators, trusts, trustees, heirs, successors, and assigns (hereinafter referred to in this Release collectively as the “Releasees”), from all claims, liabilities, demands, and causes of action at law or equity, known or unknown, fixed or contingent, which you have, may have, will have, or claim to have against the Releasees as a result of your employment and/or this separation and the conclusion of your employment with the Releasees at any time up to and including the date of the execution of this letter agreement, excluding all claims that arise out of an asserted breach of the CIC Agreement. Your agreement pursuant to this General Executive Release and Waiver is hereinafter referred to as the “Release”. This includes, but is not limited to, claims arising under federal, state, or local laws prohibiting employment discrimination, including Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act, as amended (including the Older Workers Benefit Protection Act), the Employment Retirement Income Security Act of 1974, as amended, the Equal Pay Act, the Fair Labor Standards Act, as amended, the District of Columbia Human Rights Act, as amended, the Maryland Human Relations Act, the New York Executive Law, as amended, the New York City Administrative Code, as amended, the New York Labor Law, as amended, the District of Columbia Wage Payment and Wage Collection Law, as amended, the Maryland Wage Payment and Collection Act, as amended, claims growing out of any legal restrictions on an employer’s right to terminate its employees in any jurisdiction, such as claims for wrongful or constructive discharge, breach of any express or implied contract, and/or any claims on any basis whatsoever regarding your status, pay, position, or title while employed by the Releasees. Excluded from this Release are claims which cannot be lawfully waived, including the right to file an administrative charge of discrimination with federal or state agencies. You are, however, waiving all rights to monetary recovery in connection with any such charge.

You specifically promise not to sue the Releasees in any forum for any of the above-mentioned claims, except that you may bring a lawsuit to challenge the validity of this letter agreement under the Age Discrimination in Employment Act (“ADEA”). If you violate this covenant, you will be required to pay the Releasees’ defense costs, including its reasonable fees; alternatively, at Nasdaq’s option, Nasdaq’s remaining obligations to pay severance money and/or benefits under the CIC Agreement shall cease, and you will be required to repay to Nasdaq upon demand all but $100.00 (one hundred dollars) of the payments and other benefits you received under the CIC Agreement. The above payment/repayment provisions do not apply in the event you sue the Releasees under the ADEA.

2.	Governing Law. The law of the State of New York shall govern this Release without giving effect to its conflict of law principles. Should a court of competent jurisdiction find that any provision of this Release is void, voidable, illegal, or unenforceable, no other provision shall be affected thereby and the balance shall be interpreted in a manner that gives effect to the intent of the parties. The parties agree that the normal rule of construction that holds that all ambiguities are construed against the drafting party will not apply to the interpretation of this Release.

The parties acknowledge that this, along with the CIC Agreement, and any award agreements you entered into under the Equity Plan, is our entire agreement. We further acknowledge that the headings in this Release are for convenience only and have no bearing on the meaning of this Release.

3.	Time to Consider. You acknowledge that you have been advised that you have twenty-one (21) days from the date of receipt of this Release to consider all the provisions of the Release and do hereby knowingly and voluntarily waive said given twenty-one day period. YOU FURTHER ACKNOWLEDGE THAT YOU HAVE READ THE RELEASE CAREFULLY, HAVE BEEN ADVISED BY NASDAQ TO, AND HAVE IN FACT, CONSULTED AN ATTORNEY, AND FULLY UNDERSTAND THAT BY SIGNING BELOW YOU ARE GIVING UP CERTAIN RIGHTS WHICH YOU MAY HAVE TO SUE OR ASSERT A CLAIM AGAINST THE RELEASEES AS DESCRIBED HEREIN. YOU ACKNOWLEDGE THAT YOU HAVE NOT BEEN FORCED OR PRESSURED IN ANY MANNER WHATSOEVER TO SIGN THIS RELEASE AND AGREE TO ALL OF ITS TERMS VOLUNTARILY.

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4.	Revocation. You shall have seven (7) days from the date of your execution of the Release to revoke the Release, with respect to all claims referred to herein (including, without limitation, any and all claims arising under ADEA). If you revoke the Release, Nasdaq will not be obligated to honor its obligations under the CIC Agreement.

5.	No Admission. This Release does not constitute an admission of liability or wrongdoing of any kind by you or the Releasees.

If you agree to the foregoing, please sign the enclosed copy of this Release in the space provided below and return it to me.

Very truly yours,

The Nasdaq Stock Market, Inc.

By:

By signing below, I,                                                              , certify that I have read, carefully reviewed, fully understand, and agree to all the provisions of this Release, which, along with the CIC Agreement, any award agreements I entered into under the Equity Plan sets forth the entire agreement and understanding between Nasdaq and me. I acknowledge that I have not relied upon any representation or statement, written or oral, not set forth in such documents.

Date:

cc:	Nasdaq Human Resources

Nasdaq Office of General Counsel

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